Filed by Dawson Geophysical Company.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dawson Geophysical Company

Commission File No. 001-34404

The following letter was sent by Dawson Geophysical Company to its shareholders on January 21, 2015.

YOUR IMMEDIATE ACTION IS REQUESTED

 Please Vote Your Shares for the February 9th Special Meeting Today!

January 21, 2015

Dear Dawson Shareholder:

We recently mailed to you proxy materials for the upcoming Special Meeting of Shareholders detailing the proposed strategic business combination between Dawson and TGC Industries.  Your Board of Directors recommends that Dawson stockholders approve all proposals at the special meeting by voting FOR each item on the enclosed voting form.  Whether or not you plan to attend the Special Meeting, we encourage you to vote your shares promptly.  If you have any questions or need assistance voting your shares, please call Morrow & Co., LLC toll free at 800-662-5200 or (203) 658-9400.

Please Vote Your Shares Today!

Your vote is very important.  With the Special Meeting approaching, please act today to be sure that your shares are voted.  You may vote by Internet, telephone or mail.  For your convenience, a duplicate proxy card and voting instruction form is enclosed, along with telephone and Internet voting instructions.  Dawson shareholders are encouraged to read the definitive proxy materials in their entirety as they provide a detailed discussion of the proposed transaction and each of the related proposals.

If you already have voted, we thank you for your prompt response.  If you have not voted, we encourage you to do so without delay.  Your vote is needed and valued, regardless of the number of shares that you own.  In the event that two proxies are received from you, the one bearing the latest date will be counted, as it automatically revokes all prior proxies.

Thank you for voting!

On behalf of the Board of Directors,

Stephen C. Jumper
Chairman

Additional Information and Where to Find It

In connection with the proposed merger, TGC Industries, Inc. (“TGC”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a definitive joint proxy statement that also constitutes a prospectus of TGC.  The registration statement was declared effective by the SEC on December 31, 2014, and the definitive joint proxy statement/prospectus was mailed to Dawson shareholders on or about December 31, 2014 in connection with the proposed merger.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and shareholders may currently obtain free copies of the definitive joint proxy statement/prospectus and other documents containing important information about Dawson and TGC filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain copies of material filed by Dawson and TGC with the SEC free of charge at www.dawson3d.com and www.tgcseismic.com, respectively (in their “Investor Relations” sections), or by contacting Dawson at (432) 684-3000 or TGC at (972) 881-1099 or c/o Dennard-Lascar Associates at (713) 529-6600 to receive copies of documents that each company files with or furnishes to the SEC.

Participants in the Proxy Solicitation

Dawson, TGC, and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of Dawson and TGC in connection with the proposed transaction. Information about the directors and officers of Dawson is set forth in Dawson’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014, which was filed with the SEC on December 15, 2014. Information about the directors and officers of TGC is set forth in the definitive joint proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and may be contained in other relevant materials to be filed with the SEC when they become available.